SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

(Mark One):

XX ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission file number  000-20739


          A. Full title of the plan and address of the plan, if different from that of the issuer named below:
                 FIRST FEDERAL SAVINGS 401(k) PLAN
                 301 Fairway Drive
                 Bloomington, IL 61701

          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
                 EAGLE BANCGROUP, INC.
                 301 Fairway Drive
                 Bloomington, IL  61701

First Federal Savings 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(Unaudited)

December 31, 1996
                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
ASSETS
Eagle BancGroup,
   Inc. common
   stock               44,476       -        -        -        -        -
 Shares of
   registered
   investment
   companies               -        -    33,082    2,083   20,557    5,630
 Total Investments     44,476       -    33,082    2,083   20,557    5,630

Cash                      157       -        -        -        -        -
Money market funds         -     1,693       -        -        -        -

Participant                -        -       109       -       286       67
Employer                   -        -     1,377       -     2,907      674
 Total Contributions
  Receivable               -        -     1,486       -     3,193      741

Net Assets
 Available for
 Benefits              44,633    1,693   34,568    2,083   23,750    6,371

December 31, 1996, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
Shares of
   registered
   investment
   companies           29,967   29,425   10,163    3,550    8,080   10,861
 Total Investments     29,967   29,425   10,163    3,550    8,080   10,861

Cash                       -        -        -        -        -        -
Money market funds         -        -        -        -        -        -

Participant               213      266      103       30       98      131
Employer                1,944    2,724      350      100      914    1,423
 Total Contributions
  Receivable            2,157    2,990      453      130    1,012    1,554

Net Assets
 Available for
 Benefits              32,124   32,415   10,616    3,680    9,092   12,415

December 31, 1996, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -    44,476
Shares of
   registered
   investment
   companies           27,726   24,211   16,413    3,138   11,170  236,056
 Total Investments     27,726   24,211   16,413    3,138   11,170  280,532

Cash                       -        -        -        -        -       157
Money market funds         -        -        -        -        -     1,693

Participant               286      289      199       34      169    2,280
Employer                2,248    2,987    2,132      172    1,607   21,559
 Total Contributions
  Receivable            2,534    3,276    2,331      206    1,776   23,839

Net Assets
 Available for
 Benefits              30,260   27,487   18,744    3,344   12,946  306,221

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(Unaudited)

December 31, 1995

                     Fund A  Fund B  Fund C  Fund D  Fund E  Fund F    Total
ASSETS
 Shares of
  registered
  investment
  companies              -   33,446  46,632  38,644  44,564  16,164  179,450
Total Investments        -   33,446  46,632  38,644  44,564  16,164  179,450

Accrued income           21      -        1     185      43      78      328

Cash                     -      835      -       -       -       -       835
Money market funds    5,090      -      220     798   1,240     414    7,762

Employer contributions
 receivable           1,218   6,388   2,053   5,933   7,262   1,660   24,514

Total Assets          6,329  40,669  48,906  45,560  53,109  18,316  212,889

Due to brokers           -      835     220     798   1,240     414    3,507

Net Assets
 Available for
 Benefits             6,329  39,834  48,686  44,762  51,869  17,902  209,382

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

The 1996 Statement of Changes is presented in two sections. The first section reflects activity from January 1 through March 11 during which time the plan was administered by IAA Trust Company. The second section reflects activity from March 11 through December 31 during which time the plan was administered by First Mercantile Trust Company. The Plan Administrator changed to First
Mercantile Trust Company from IAA Trust Company on March 11.

For the Period From January 1, 1996 Through March 11, 1996

                     Fund A  Fund B  Fund C  Fund D  Fund E  Fund F    Total
Investment Income:
 Interest                44      -      144     (44)    119     (23)     240
 Dividends               -       96      -       -       -       -        96
 Other                   -       -       -      213      85     156      454
Total Investment
 Income                  44      96     144     169     204     133      790

Realized Gain (Loss) on
 Investments             -    4,184   2,943   4,678   4,726     782   17,313

Unrealized Appreciation
 (Depreciation) on
 Investments             -   (3,277) (2,758) (2,866) (3,395)   (785) (13,081)

Contributions:
 Participant             -       -       -       -       -       -        -
 Employer                -       -       -       -       -       -        -
Total Contributions      -       -       -       -       -       -        -

Total Additions          44   1,003     329   1,981   1,535     130    5,022

Deductions:
 Forfeitures             -       -       -       -       -       -        -
 Benefits paid to
  participants        1,084   2,893   1,641   8,338     930      -    14,886
 Amount transferred
  to new plan
  administrator       5,289  37,944  47,374  38,405  52,474  18,032  199,518
Total Deductions      6,373  40,837  49,015  46,743  53,404  18,032  214,404

Net Assets Available
 for Benefits:
Beginning of Period   6,329  39,834  48,686  44,762  51,869  17,902  209,382

End of Period            -       -       -       -       -       -        -

See accompanying notes.

For The Period From March 11, 1996 Through December 31, 1996

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Amount Transferred
 From Former Plan
 Administrator             -    (1,607)  30,829    1,537   18,523    5,156

Unrealized Appreciation
 (Depreciation) on
 Investments           14,382       54    1,372      132    1,486      472

Contributions:
 Participant            1,037    1,861    3,062      414    6,453    1,380
 Employer                  -     1,696    1,377       -     2,907      674
Total Contributions     1,037    3,557    4,439      414    9,360    2,054

Total Additions        15,419    3,611    5,811      546   10,846    2,526

Deductions:
 Forfeitures               -     1,696       -        -        -        -
 Benefits paid to
  participants             -    (1,349)   1,520       -       672      223
Total Deductions           -       347    1,520       -       672      223

Interfund transfers    29,214       36     (552)      -    (4,947)  (1,088)

Net Assets Available
 for Benefits:
Beginning of Period        -        -        -        -        -        -

End of Period          44,633    1,693   34,568    2,083   23,750    6,371

For the Period From March 11, 1996 Through December 31, 1996, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Amount transferred
 from former plan
 administrator         26,019   26,113    5,903    2,530    8,319   10,054

Unrealized Appreciation
 (Depreciation) on
 Investments              820    3,568    1,021      276      362      806

Contributions:
 Participant            5,322    5,980    3,342      774    1,966    2,701
 Employer               1,943    2,724      350      100      914    1,423
Total Contributions     7,265    8,704    3,692      874    2,880    4,124

Total Additions         8,085   12,272    4,713    1,100    3,242    4,930

Deductions:
 Forfeitures               -        -        -        -        -        -
 Benefits paid to
  participants          1,433    1,086       -        -       374      424
Total Deductions        1,433    1,086       -        -       374      424

Interfund transfers      (547)  (4,884)      -        -    (2,095)  (2,145)

Net Assets Available
 for Benefits:
Beginning of Period        -        -        -        -        -        -

End of Period          32,124   32,415   10,616    3,680    9,092   12,415

For the Period From March 11, 1996 Through December 31, 1996, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Amount Transferred
 From Former Plan
 Administrator         20,947   19,112   15,144    1,869    9,070  199,518

Unrealized Appreciation
 (Depreciation) on
 Investments            4,555    2,575    1,709      408      852   34,850

Contributions:
 Participant            6,769    6,467    4,463      895    3,879   56,765
 Employer               2,248    2,986    2,132      172    1,608   23,254
Total Contributions     9,017    9,453    6,595    1,067    5,487   80,019

Total Additions        13,572   12,028    8,304    1,475    6,339  114,669

Deductions:
 Forfeitures               -        -        -        -        -     1,696
 Benefits paid to
  participants            414      812      583       -       278    6,470
Total Deductions          414      812      583       -       278    8,166

Interfund transfers    (3,845)  (2,841)  (4,121)      -    (2,185)      -

Net Assets Available
 for Benefits:
Beginning of Period        -        -        -        -        -        -

End of Period          30,260   27,487   18,744    3,344   12,946  306,221

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1995

                     Fund A  Fund B  Fund C  Fund D  Fund E  Fund F    Total
Investment Income:
 Interest               212      -       24     186      69      43      534
 Dividends               -    1,450      -       -       -       -     1,450
 Other                   -       -       -      384     474     779    1,637
Total Investment
 Income                 212   1,450      24     570     543     822    3,621

Realized Gain (Loss) on
 Investments             -       -       -     (160)  2,892     220    2,952

Unrealized Appreciation
 (Depreciation) on
 Investments             -    3,517   2,067   4,076   3,862   1,076   14,598

Contributions:
 Participant          3,271  13,980   3,348  12,055  15,858   4,351   52,863
 Employer             1,218   6,388   2,053   5,933   7,262   1,660   24,514
Total Contributions   4,489  20,368   5,401  17,988  23,120   6,011   77,377

Total Additions       4,701  25,335   7,492  22,474  30,417   8,129   98,548

Deductions:
 Forfeitures             -       -       -       -       -       -        -
 Benefits paid to
  participants        1,147      -      504   1,390   2,288      23    5,352
Total Deductions      1,147      -      504   1,390   2,288      23    5,352

Interfund transfers      -      (54)     -      974    (920)     -        -

Net Assets Available
 for Benefits:
Beginning of Period   2,775  14,553  41,698  22,704  24,660   9,796  116,186

End of Period         6,329  39,834  48,686  44,762  51,869  17,902  209,382

See accompanying notes.

First Federal Savings 401(k) Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF THE PLAN

     The following description of the First Federal Savings 401(k) Plan (the 'Plan') provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a profit sharing plan with a cash or deferred arrangement established in accordance with the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA. Substantially all employees of First Federal Savings are covered by the plan. Donald L. Fernandes, President and CEO of First Federal Savings, is Trustee of the Plan.

ELIGIBILITY

     Each employee of First Federal Savings is eligible to participate in the Plan on the next January 1 or July 1 following or coinciding with the employee attaining the age of twenty and one-half years and completing six months of service. As of January 1, 1997, there were 47 employees eligible to participate in the Plan with 37 employees actually participating.

CONTRIBUTIONS

     Participants may elect to reduce pretax compensation from 1% to 15% and have that amount contributed to the Plan. Rollover contributions from other plans may also be made subject to approval of the Plan Administrator and to compliance with IRS regulations. In addition, the Board of Directors of First Federal Savings may elect to make matching and or discretionary contributions to the Plan to eligible participants on the last day of the fiscal year. For 1996 and 1995, First Federal Savings matched 100% of the first $250 and 50% of next $1,500 of eligible participant contributions. Participants elect their contribution percentage when initially eligible to participate and can modify or terminate their contribution percentage as of the first day of each calendar quarter thereafter.

PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, First Federal Savings' matching and discretionary contributions and Plan earnings.

VESTING

     Participants are at all times fully vested in their contributions and the earnings thereon. Participants fully vest in employer contributions and earnings thereon after six years of qualified service based on vesting 20% after each of the second through sixth years of qualified service. A year of qualified service is earned in each 12 month period in which the participant completes at least 501 hours of service. Generally, vesting is accelerated upon retirement or due to death or disability of the participant.

PLAN ADMINISTRATOR

     In March, 1996, the Plan Administrator changed from IAA Trust Company to First Mercantile Trust Company. All participant accounts were closed at IAA Trust Company and transferred to First Mercantile Trust Company on March 11, 1996. Prior to the transfer, all participants had determined into which investment options at First Mercantile Trust Company their account balance would be placed.

INVESTMENT OPTIONS

     Participants may elect to direct the investment of any or all of their accounts under the Plan. Participants can invest in stock of Eagle BancGroup, Inc., the holding company that owns First Federal Savings (up to 50% of their account), and any combination of 16 mutual funds offered by First Mercantile Trust Company. The fund numbers listed as part of the following brief fund descriptions correspond to the financial statements presented in this report.

     Fund 1: Eagle BancGroup, Inc. Common Stock

     Fund 2: First Mercantile Money Market Fund

     Fund 3: LaSalle National Trust - guaranteed investment contracts

     Fund 4: Sun Valley Advisors, Inc. - global stock funds

     Fund 5: Navellier & Associates - growth stocks

     Fund 6: Miller/Howard Investments - utilities

     Fund 7: Hamilton, Allen & Associates - government bonds

     Fund 8: Trinity Investment Management - value stocks

     Fund 9: Highland Capital Management - growth stocks and bonds

     Fund 10: Thompson, Siegel & Walmsley - value stocks and bonds

     Fund 11: T. Rowe Price - international bonds

     Fund 12: Boston Asset - large value stocks

     Fund 13: Brandes Investment Partners - international equity

     Fund 14: Frontier Capital Management - growth stocks

     Fund 15: Provident Investment - growth stocks

     Fund 16: Roger Engemann & Associates - growth stocks

     Fund 17: Amerindo Investment Advisors - bio-tech stocks

Participants may change their investment options quarterly.

     For reference to the financial statements dated prior to the change in Plan Administrator, listed below are the fund numbers and names for the IAA Trust Company funds:

     Fund A: Money Market Fund

     Fund B: IAA Asset Allocation Fund

     Fund C: Guaranteed Investment Contract Fund

     Fund D: International Fund

     Fund E: Common Stock Fund

     Fund F: Long Term Bond Fund

PAYMENT OF BENEFITS

     Benefits payable to a participant include the sum of their salary deferral, rollover contributions, vested share of employer contributions and net earnings on the investment of such amounts through the date of valuation. Benefits are payable to participants as a result of termination of employment, death or under certain hardship conditions. Following termination of employment or death, benefits can be paid in a lump sum, in two or more annual installments, in a nontransferable annuity contract or rolled into another qualified plan. If the vested portion of the Participant's account is less than $3,500, payment is generally made in a lump sum. If the vested portion of the Participant's Accounts exceeds $3,500, no distribution generally will be made if the Participant has not attained age 65 unless the Participant consents to an earlier distribution.

     Benefits will be paid to the designated beneficiary in the event of a Participant's death. If married, the Participant's spouse shall be the beneficiary unless the spouse has agreed to another beneficiary.

     Participants may be permitted to make a withdrawal of their contributions and employer contributions, not including earnings on such funds, under certain conditions, including payment of medical expenses, purchase of a principal residence and payment of tuition and related fees for post secondary education. Certain conditions must be met before such withdrawals and participant contributions are suspended for twelve months following such withdrawals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

     Shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the investment company at year end. Investment in Eagle BancGroup, Inc. common stock is carried at quoted market prices.

WITHDRAWALS AND FORFEITURES

     Participants who withdraw from the Plan forfeit any unvested amounts in their accounts. Forfeiture amounts are allocated to all other participants in addition to any amounts contributed by the Employer.

ADMINISTRATIVE EXPENSES

     Administrative expenses are generally paid by the Employer.

NOTE 3. INVESTMENTS

     The Plan Administrator holds the Plan's investments and executes all of the Plan's transactions related to all funds except the Eagle BancGroup, Inc. common stock. Transactions related to Eagle BancGroup, Inc. common stock are executed by Trident Securities, Inc. at the direction of the Plan Trustee. Trident maintains the current holdings of Eagle BancGroup, Inc. common stock. Financial information with respect to investments held at December 31, 1996 was provided by First Mercantile Trust Company and Trident. IAA Trust Company provided financial information with respect to investments held at December 31, 1995. The financial information presented has not been audited by independent auditors. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk (*).

December 31, 1996                                      Fair   Appreciation
                                  Units      Cost     Value  (Depreciation)
Common Stock:
Fund 1-Eagle BancGroup stock*   2990.00    30,130    44,476      14,346

Registered Investment Companies:
Fund 3-LaSalle National Trust*  2019.96    31,710    33,082       1,372

Fund 4-Sun Valley Advisors       113.79     1,951     2,083         132

Fund 5-Navellier & Associates*   770.77    19,071    20,557       1,486

Fund 6-Miller/Howard Investments 356.49     5,158     5,630         472

Fund 7-Hamilton, Allen & Assoc* 1872.53    29,147    29,967         820

Fund 8-Trinity Investment Mgt*  1832.78    25,857    29,425       3,568

Fund 9-Highland Capital Mgt      483.97     9,142    10,163       1,021

Fund 10-Thompson, Siegel &
          Walmsley               167.88     3,274     3,550         276

Fund 11-T. Rowe Price            731.89     7,718     8,080         362

Fund 12-Boston Asset             514.54    10,055    10,861         806

Fund 13-Brandes Investment*     2285.87    23,171    27,726       4,555

Fund 14-Frontier Capital Mgt*    972.90    21,636    24,211       2,575

Fund 15-Provident Investment*    580.65    14,704    16,413       1,709

Fund 16-Roger Engemann & Assoc   214.97     2,730     3,138         408

Fund 17-Amerindo Investment
          Advisors               207.99    10,318    11,170         852

Total Investments                         245,772   280,532      34,760

December 31, 1995
                                                       Fair   Appreciation
                                  Units      Cost     Value  (Depreciation)
Registered Investment Companies:
Fund B-IAA Asset Allocation*    2586.67    30,169    33,446       3,277

Fund C-Guaranteed Investment
          Contract*             2952.09    43,874    46,632       2,758

Fund D-International*            345.03    35,777    38,644       2,867

Fund E-Common Stock*             125.58    41,169    44,564       3,395

Fund F-Long Term Bond*           159.08    15,379    16,164         785

Total Investments                         166,368   179,450      13,082

NOTE 4. INCOME TAX STATUS

     The Internal Revenue Service has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. Neither the Plan Administrator nor the Plan Trustee is aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

     The Plan owned 2,990 shares of Eagle BancGroup, Inc. (parent of First Federal Savings and Loan) common stock, all purchased in 1996, with a fair value of $46,476 at December 31, 1996. Purchases of Eagle BancGroup, Inc. common stock have been allowed in the Plan since 1996. There were no sales or other disposals of Eagle BancGroup, Inc. common stock by the Plan in 1996.

NOTE 6. PLAN TERMINATION

     Although the Plan is intended to continue indefinitely, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire account, including employer contributions, regardless of any other Plan provisions.
                                    -11-

First Federal Savings 401(k) Plan
Schedule of Reportable Transactions
Year Ended December 31, 1996
(Unaudited)

Item 27(d)
                                                          Current Value
                                                    Cost   of Asset On    Net
Identity of                        Purchase Selling  of    Transaction   Gain
Party Involved  Fund Description    Price    Price  Asset      Date     (Loss)
Category (i) - Single transaction in excess of 5% of plan assets

Eagle BancGroup  1   Eagle
                     BancGroup      29,250      -   29,250     29,250      -

Category (iii) - A series of transactions in excess of 5% of plan assets

First            2   Money Market
Mercantile           Fund           33,828      -   33,828     33,828      -
                                    (21 transactions)

First            2   Money Market
Mercantile           Fund               -   32,129  32,075     32,129      54
                                    (20 transactions)

First            3   LaSalle National
Mercantile           Trust          33,782      -   33,782     33,782      -
                                    (21 transactions)

First            5   Navellier &
Mercantile           Associates     24,755      -   24,755     24,755      -
                                    (21 transactions)

First            5   Navellier &
Mercantile           Associates         -    5,684   4,992      5,684     692
                                    (10 transactions)

First            7   Hamilton, Allen &
Mercantile           Associates     31,126      -   31,126     31,126      -
                                    (21 transactions)

First            7   Hamilton, Allen &
Mercantile           Associates         -    1,980   1,960      1,980      20
                                    (10 transactions)

First            8   Trinity Investment
Mercantile           Management     31,827      -   31,827     31,827      -
                                    (21 transactions)

First            8   Trinity Investment
Mercantile           Management         -    5,970   5,847      5,970     123
                                    (10 transactions)

First            9   Highland Capital
Mercantile           Management     12,449      -   12,449     12,449      -
                                    (21 transactions)

First            9   Highland Capital
Mercantile           Management         -    3,308   3,181      3,308     127
                                    (10 transactions)

First           11   T. Rowe
Mercantile           Price          10,187      -   10,187     10,187      -
                                    (21 transactions)

First           11   T. Rowe
Mercantile           Price              -    2,469   2,473      2,469      (4)
                                    (10 transactions)

First           12   Boston
Mercantile           Asset          12,624      -   12,624     12,624      -
                                    (21 transactions)

First           12   Boston
Mercantile           Asset              -    2,569   2,584      2,569     (15)
                                    (10 transactions)

First           13   Brandes Investment
Mercantile           Partners       27,430      -   27,430     27,430      -
                                    (21 transactions)

First           13   Brandes Investment
Mercantile           Partners           -    2,279   2,246      2,279      33
                                    (10 transactions)

First           14   Frontier Capital
Mercantile           Management     25,288      -   25,288     25,288      -
                                    (21 transactions)

First           14   Frontier Capital
Mercantile           Management         -    5,633   4,921      5,633     712
                                    (10 transactions)

First           15   Provident
Mercantile           Investment     19,408      -   19,408     19,408      -
                                    (21 transactions)

First           15   Provident
Mercantile           Investment         -    4,704   4,410      4,704     294
                                    (10 transactions)

First           17   Amerindo Investment
Mercantile           Advisors       13,017      -   13,017     13,017      -
                                    (21 transactions)

First           17   Amerindo Investment
Mercantile           Advisors           -    2,699   2,241      2,699     458
                                    (10 transactions)

Category:
(i) Single transaction in excess of 5% of plan assets
(ii) Series of transactions other than securities transactions
(iii) Series of securities transactions
(iv) Transactions with or in conjunction with a person if any single transaction with that person is in excess of 5%

There were no category (ii) or (iv) reportable transactions during 1996.


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